

September 9, 2010

Mitchell Binder
Executive Vice President, and
 Chief Financial Officer, and
 Director
Orbit International Corp.
80 Cabot Court
Hauppauge, New York 11788

> **Re:** **Orbit International Corp.**
> **Form 10-K**
> **Filed March 31, 2010**
> **File No. 000-03936**

Dear Mr. Binder:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010

Exhibit 31.1

1.   We note that your Form 10-K for the year ended December 31, 2009 contained management's report on internal control over financial reporting as required by Item 308T of Regulation S-X. As such, your certifications are required to include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company. Refer to Item 601(b)(31) of Regulation S-X. Please file an amendment to Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010 that include new, corrected, and currently dated certifications. You may provide an

abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Julie Sherman at (202) 551-3640 if you have any questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3212.

Sincerely,

for

Jeff Jaramillo
Accounting Branch Chief